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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 1306878~~

8-1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Jurkiewicz (617) 760-1745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

OATH OR AFFIRMATION

I, Gregg Jurkiewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

(SEC I.D. No. 8-~~1306878)~~

Statement of Financial Condition
as of December 31, 2008
and Independent Auditors' Report
and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Putnam Investments, LLC and Partners of Putnam Retail Management, Limited Partnership:

We have audited the accompanying statement of financial condition of Putnam Retail Management, Limited Partnership (the "Partnership") (a wholly owned subsidiary of Putnam Investments, LLC) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Partnership at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	63,006,793
Invested cash balances of the Funds		5,721,621
Accounts receivable from mutual funds for distribution plans		26,559,136
Prepaid expenses and other assets		2,086,840
TOTAL ASSETS	$	97,374,390
LIABILITIES AND PARTNERS' EQUITY		
Liabilities		
Accounts payable for mutual fund shares sold	$	69,910
Due to the Funds		5,721,621
Accrued compensation and employee benefits		6,132,623
Accounts payable and accrued expenses		13,473,045
Commissions payable for distribution plans		25,256,723
Total liabilities		50,653,922
Commitments and contingencies (Note 8)		
Partners' Equity		
Partners' Equity		25,235,909
Accounts payable to Parent (Note 6)		21,484,559
Total partners' equity		46,720,468
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	97,374,390

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam, LLC, which is a wholly owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Putnam, LLC. The Parent is a majority owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC, an affiliate of the Partnership, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks and investments in money market funds, which are readily convertible into cash. Investments in money market securities are recorded at fair market value.

Invested Cash Balances of the Funds

The Partnership invests certain cash balances, held in its capacity as distributor and underwriter for the Funds. The Partnership has a corresponding liability for these balances, which is included in due to the Funds in the statement of financial condition. Interest earned from these investments is used to reduce amounts due from the Funds for services provided by the Partnership.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a corporate trust for Massachusetts state tax purposes. For all other states, it is taxed as a corporation.

The Partnership files as part of a consolidated federal tax return under Putnam Acquisition Financing, Inc. ("PAF") which is a direct wholly owned subsidiary of the Parent. The Parent allocates under a tax sharing agreement certain tax amounts to its various subsidiaries. As a result, the current and deferred tax provision recorded by the Partnership represents how the Partnership would have computed its provision had it filed separate federal and state tax returns.

Under an agreement with the Parent, the Partnership records via an intercompany transaction with the Parent the amount of its net current and deferred tax provision or net tax benefit. The Parent assumes ultimate responsibility for the payment of all taxes in accordance with federal, state and local laws. As a result of this agreement, the Partnership had no current or deferred tax liabilities or assets recorded on its statement of financial condition at December 31, 2008.

New Accounting Pronouncements to be Adopted

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Partnership recognize in its financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. The Partnership has elected to defer the adoption of FIN 48 in accordance with FASB Staff Position FIN 48-3, which defers the effective date of FIN 48 for certain nonpublic enterprises until January 1, 2009. The Partnership does not anticipate that FIN 48 will have a material impact to the financial results of the Partnership.

(3) NET CAPITAL REQUIREMENTS

As a broker/dealer, the Partnership is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $20,471,794 at December 31, 2008, which was greater than the required net capital of $4,809,232 by $15,662,562. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 3.52 to 1.

(4) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provisions of subparagraph (k) (1) thereof, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(5) TRANSACTIONS WITH PARENT

Accounts Payable to Parent

Accounts payable to Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's consolidated financial statements and the recording of related transactions on the Partnership's statement of financial condition. This balance is recorded as a component of Partners' Equity in the statement of financial condition, as the Partnership neither pays, receives, nor anticipates paying or receiving, cash from the Parent.

Dividends

The Partnership did not pay any dividends to the Parent in 2008.

Capital Contributions from the Parent

During 2008, the Parent contributed $63,000,000 of capital in the form of cash and cash equivalents to the Partnership. The Partnership anticipates a continued cash flow shortfall. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2009.

Acquisition-Related Tax Election

During the years ended December 31, 2006 and 2005, and for the period ended August 2, 2007, the Partnership was not a separate taxable entity for federal and various state income tax purposes and its income for these periods was included in the consolidated income tax returns of Marsh McLennan & Companies ("MMC"), Putnam's former parent company. The Partnership accounted for income taxes for these periods under the separate return method in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109 *Accounting for Income Taxes*. Under the terms of the stock purchase agreement between Lifeco and MMC, MMC has assumed all known and potential income tax liabilities associated with the periods through August 2, 2007. Accordingly, all current and deferred income tax balances recorded as of August 2, 2007 were assumed by MMC and will be settled by MMC in future years. For those state income tax returns where the Parent filed on a separate company basis and for all foreign jurisdictions, the Parent is responsible for remitting all related taxes. All payments made by the Parent for tax liabilities related to periods prior to August 2, 2007 will be reimbursed by MMC and therefore an income tax receivable from MMC has been recorded by the Parent as of December 31, 2008.

In connection with the acquisition of Putnam, Lifeco and MMC made a joint election under Internal Revenue Code Section 338(h)(10) to treat the transaction as a purchase resulting in a step-up in the tax basis of certain Partnership assets and liabilities. The election resulted in the Partnership recording a tax receivable from the Parent (included in accounts payable to Parent) of $7,450,828. The offset of this transaction was recorded in Partners' Equity in accordance with Emerging Issues Task Force 94-10, *Accounting by a Company for the Income Tax Effects of Transactions Among or With its Shareholders under SFAS No. 109* ("EITF 94-10"). Prior to the filing of the consolidated 2007 federal tax return, the tax purchase price allocation was finalized. As a result, during 2008, there was a true-up of the opening deferred tax balances. The Partnership has recorded taxes payable to the Parent (included in accounts payable to Parent) of $2,039,130. This change in the deferred tax assets resulting from the final allocation of the tax purchase price was recorded in Partners' Equity in accordance with EITF 94-10. The Parent expects to realize the federal tax receivable over periods which range from the current period to fifteen years.

Acquisition-Related Compensation

As a result of the acquisition of Putnam Investments Trust, the Partnership's former parent, a deferred cash award attributable to participants of the former equity plan was contributed to Grantor Trusts established for the benefit of the participants. The participants will receive the deferred amount over a two or three year period. Compensation expense related to the Grantor Trusts totaled $12,883,068 for the year-ended December 31, 2008. This expense is recorded as a capital contribution from the Parent in the Partnership's statement of changes in Partners' Equity in accordance with SFAS No. 123(R), *Share-Based Payment*. At December 31, 2008, there was $4,637,865 of unrecognized compensation expense related to the Grantor Trust deferred cash awards.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair market value of the Partnership's financial instruments is described below.

Invested Cash Balances of the Funds

The carrying value of invested cash balances of the Funds approximates fair market value due to their short-term nature.

(7) COMMITMENTS AND CONTINGENCIES

The Partnership and the Parent are subject to claims and lawsuits which seek damages, including punitive damages, in amounts, which could, if assessed, be significant. The following are specific to the Partnership:

Regulatory Matters

A complaint filed on behalf of a putative class of investors in certain Funds (the "Class Action") and a complaint filed by certain fund investors purporting to assert derivative claims on behalf of all Funds (the "Derivative Action") was brought against the Parent, various affiliates of the Parent, certain members of the Trustees, certain former officers and employees of the Parent, and persons and entities that allegedly engaged in or facilitated market-timing or late trading activities in the Funds. Both suits seek to recover unspecified damages allegedly suffered by the Funds and their shareholders as a result of purported market-timing and late trading activity that allegedly occurred in certain Funds. The Derivative Action seeks additional relief, including termination of the investment advisory contracts between the Partnership and the Funds, cancellation of the Funds' 12b-1 plans and the return of all advisory and 12b-1 fees paid by the Funds over a certain period of time. In the Class Action, the court dismissed all claims against the Parent's defendants except claims under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, and Section 36(b) of the Investment Company Act of 1940, as amended (the "ICA"). In the Derivative Action, the court dismissed all claims against the Parent's defendants except a claim under Section 36(b) of the ICA. On December 31, 2008, the court granted the Parent's motion for summary judgment on plaintiffs' Section 10(b) and 20(a) claims as they relate to employee market-timing and market-timing in retail investor accounts. The court asked for additional briefing on plaintiffs' Section 10(b) and 20(a) claims as they relate to 401k market-timing. The court denied the Parent's motion for summary judgment on plaintiffs' section 36(b) claim.

In October 2005, the Parent was named as a defendant in a suit brought in Texas state court by a former institutional client, the Employee Retirement System of Texas ("ERS"). ERS alleged that the Parent breached its investment management advisory agreement and did not make appropriate disclosures at the time the investment management advisory agreement was executed. The majority of the plaintiff's claims were dismissed or withdrawn in January 2008. The trial court dismissed the plaintiff's remaining claim for breach of contract in June 2008 and granted the Parent's motion for unpaid management fees. ERS filed an appeal regarding the dismissal of its claims and a motion to modify the judgment granting the Parent's claim for unpaid management fees. The motion to modify the judgment was granted and the Parent appealed. The appeal briefing on all appeals is expected to continue through March 2009.

Other Litigation

In October 2003, the Parent was named as a defendant in Massachusetts state court by a supplier of consultants. Plaintiff alleges that the Parent intentionally interfered with an advantageous contract between the plaintiff and one of its employees by hiring the employee in violation of a non-competition agreement. After trial in April 2008, the jury rendered a verdict on behalf of Putnam on two out of three claims. The Parent has filed a notice of appeal with respect to the claim rendered in favor of the plaintiff. The appeal briefing is complete, but no hearing has been scheduled.

The proceedings in all of the above-referenced matters seek monetary damages and other forms of relief. Where a loss is probable and reasonably estimable, the Partnership has established reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. At the present time, Putnam's management is unable to provide a reasonable estimate of the range of possible loss attributable to the foregoing proceedings or the impact they may have on the Partnership's results of operations or financial position or the Partnership's

cash flows (to the extent not covered by insurance). The principal reasons for this are that many of these cases are in their early stages, the sufficiency of the complaints has not yet been tested in most of the cases, and, in many of the cases, only limited discovery, if any, has taken place. Without knowledge of which, if any, claims will survive, it is not possible to reasonably estimate the possible loss or range of loss which may have a material adverse effect on the Partnership's financial statements.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 26, 2009

Putnam Retail Management, LP
One Post Office Square
Boston, Massachusetts 02109

In planning and performing our audit of the financial statements of Putnam Retail Management, Limited Partnership (the "Partnership") (a wholly owned subsidiary of Putnam Investments, LLC) as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP